EXHIBIT 99.1

Bennett Jones LLP 4500 Bankers Hall East, 855 2nd Street SW Calgary, Alberta, T2P 4K7 Canada T: 403.298.3100 F: 403.265.7219

December 21, 2020

Dear Sirs:

Cenovus Energy Inc.

Reference is made to the prospectus supplement dated December 21, 2020 (the “Prospectus Supplement”) to the short form base shelf prospectus forming part of the Registration Statement on Form F-10 filed by Cenovus Energy Inc. with the U.S. Securities and Exchange Commission (File No. 333-233702).

We hereby consent to the references to our firm name in the Prospectus Supplement under the headings “Enforceability of Civil Liabilities” and “Legal Matters” and to the reference to our advice under the headings “Enforceability of Civil Liabilities” and “Risk Factors - You Might Have Difficulty Enforcing your Rights Against us and our Directors and Officers.” In giving such consent, we do not acknowledge that we come within the category of persons whose consent is required by the U.S. Securities Act of 1933, as amended, or the rules and regulations thereunder.

Yours truly,

/s/ Bennett Jones LLP

Bennett Jones LLP